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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Embraer and Flexjet sign agreement valued at up to USD $7 billion, representing the largest firm order for both companies and reaffirming Flexjet's long-standing commitment to Phenom and Praetor jets

•	Flexjet reinforces its commitment to Embraer as first fleet customer for Praetor jets and introduces the improved Phenom 300E into its global portfolio
•	New deal is valued at up to USD $7 billion, including a firm order of 182 aircraft and 30 options, and an enhanced suite of services and support
•	With this historic order, Flexjet’s fleet size will nearly double in the next five years

Melbourne, Florida, February 5, 2025 – Embraer Executive Jets, a division of Embraer (NYSE: ERJ / B3: EMBR3), announced today a purchase agreement with Flexjet, global leader in the fractional jet ownership segment. The agreement comprises a fleet of Embraer business jets, which includes the Praetor 600, Praetor 500 and Phenom 300E models, as well as an enhanced suite of services and support.

The agreement is valued at up to USD $7 billion at current list prices. This is the largest order placed by Flexjet in its 30-year history and is also the largest firm order for Embraer’s executive aircraft. With the order, Flexjet reaffirms its longstanding commitment as Embraer’s first fleet customer for Praetor jets and now introduces the improved new generation of the Phenom 300E model to its growing global portfolio.

“We are delighted with Flexjet’s renewed commitment to Embraer through this comprehensive purchase agreement, which strengthens even further our strategic partnership of over 20 years,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “We are excited to continue offering Flexjet's customers access to our market-leading Phenom jets and our Praetor jets, the best in their respective categories.”

The partnership between Embraer and Flexjet dates back to 2003, when Flight Options, which merged with Flexjet in 2015, became the first fractional ownership program to introduce the Legacy executive jet. This longstanding partnership has grown significantly over the years and continues today with a growing presence of Praetor 600, Praetor 500 and Phenom 300 series aircraft in Flexjet’s global fleet.

“Now in our 30th year at Flexjet, it seems fitting to extend our rewarding and long-term relationship with Embraer with this historic firm order. Since 2003, we have accepted delivery of more than 150 Embraer aircraft,” said Michael Silvestro, CEO of Flexjet. “Both the Praetor 500 and Praetor 600 are high performers in the Flexjet fleet. Praetor 600 was so well accepted in Europe, we opted to include it in our North American fleet in 2023, extending our Embraer fleet across two continents. And as the first fractional provider of the Praetor 500, our maintenance technicians and our pilots are intimately familiar with the aircraft and are looking forward to the continued growth of this fleet.”

Flexjet has a history of being the first fleet customer for three Embraer products – the Legacy Executive in 2003, the Phenom 300 in 2010, the Legacy 450 in 2016, and the Praetor 500 / Praetor 600 in 2019. Furthermore, Flexjet has helped Embraer to reach key milestones, such as the delivery of the 100th Phenom 300 in 2012 and the 1,000th Embraer executive jet, a Legacy 500, in 2016. These aircraft have broken barriers in their respective classes, with the Phenom 300 being the most delivered light business jet in the world for 12 consecutive years, according to numbers released by GAMA (General Aviation Manufacturing Association). The Legacy 450 and Legacy 500 were both the first fly-by-wire aircraft in Flexjet’s fleet, offering performance capabilities of larger aircraft with midsized economics.

Image: https://embraer.bynder.com/share/A71B3A79-20A4-41D8-8CA0AD45845108DE/

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About Embraer Executive Jets

Embraer is empowering global aerospace through efficiency and innovation by creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology – all the while incorporating sustainable and socially responsible practices. As a global company with more than 55 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, technology, and comfort. Its portfolio consists of the Phenom 100EX entry jet, which offers unmatched cabin comfort, the highest levels of operational versatility and enhanced pilot-centric avionics; the Phenom 300E, the best-selling, most delivered light jet for the past 12 consecutive years, and most flown business jet; and the Praetor 500 and the Praetor 600, the most disruptive and technologically advanced midsize and super-midsize business jets, respectively. Every day, Embraer executive jets operate around the globe, supported by a strong, responsive customer support network that is top ranked in service across the industry. For more information, visit executive.embraer.com.

About Flexjet

Flexjet, a global leader in private aviation, first entered the fractional jet ownership market in 1995 and is about to celebrate its 30th anniversary. Flexjet offers fractional jet ownership and leasing and is the first in the world to be recognized as achieving the Air Charter Safety Foundation’s Industry Audit Standard, is the first and only company to be honored with 25 FAA Diamond Awards for Excellence, upholds an ARG/US Platinum Safety Rating, a 4AIR Bronze Sustainable Rating and is certified at Stage 2 with IS-BAO. Red Label by Flexjet, a market differentiator, features an ultra-modern fleet, flight crews dedicated to a single aircraft and the LXi Cabin Collection of interiors. To date there are nearly 50 different interior designs across its fleet, which includes the Embraer Phenom 300, Praetor 500 and 600, Bombardier Challenger 350/3500 and the Gulfstream G450 and G650. Flexjet’s European fleet includes the Embraer Praetor 600 and the Gulfstream G650. Flexjet’s helicopter division offers leases, helicopter cards and convenient interchange access for its aircraft Owners. Flexjet owns, operates and maintains its fleet of Sikorsky S-76 helicopters which boast 55,000 hours of safe flying certified by Wyvern and ARGUS and serving locations throughout the northeastern United States, United Kingdom and Florida. Flexjet is a member of the Directional Aviation family of companies. For more details on innovative programs and flexible offerings, visit https://flexjet.com/ or follow us on Instagram @Flexjetllc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations